SUB-ITEM 77C
Submission of matters to a vote of security holders

A special meeting of the shareholders of the funds was held on June 16, 2010 to vote on the following proposals. The proposals received the required number of votes of American Century International Bond Funds or the applicable fund, and were adopted. A summary of voting results is listed below the proposals.

Proposal: To elect one Trustee to the Board of Trustees

Frederick L.A. Grauer

Affirmative:  1,176,137,697.33

Against: 36,998,290.25

Abstain:  0

Broker Non-vote: 0

Previously elected Trustees whose term of office continued after the meeting include: John Freidenrich, Ronald J. Gilson, Peter F. Pervere, Myron S.
Scholes, John B. Shoven and Jonathan S. Thomas

Proposal: To approve a management agreement with American Century
Investment Management, Inc.

   International Bond  International Bond
   (Investor, A, B, C, R)  (Institutional Class)

Affirmative  674,619,917.88  277,817,407.25
Against   15,044,119.21  463,020.72
Abstain   34,632,454.76  3,512,135.26
Broker Non-votes 197,360,646.64  9,686,285.86